UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Capital Financial Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

140144-10-6

(CUSIP Number)

Bruce Edwin Graham
1700 West Katella Avenue
Orange, CA 92867
(714) 628-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)
(Page 1 of 5 Pages, Excluding Exhibits)

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS Bruce Edwin Graham I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 774,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 774,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 14,455,943 shares outstanding as of October 31, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed on November 8, 2011.

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 3 of 5

1	NAMES OF REPORTING PERSONS William L. Graham I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 190,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 14,455,943 shares outstanding as of October 31, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed on November 8, 2011.

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 4 of 5

This Amendment No. 2 to Schedule 13D (“Amendment”) amends Item 4 of the Schedule 13D filed on November 18, 2010 by Bruce Edwin Graham and William L. Graham (each, a “Reporting Person” and, collectively, the “Reporting Persons”) relating to Common Stock of Capital Financial Holdings, Inc. (the “Original Schedule 13D”).

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D. Except for Item 4, each Item of the Original Schedule 13D, as amended, remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On December 9, 2011, B.B. Graham & Co., a company controlled by the Reporting Persons, communicated to the Company its willingness, subject to the results from its due diligence investigations and other various conditions, to enter into a transaction whereby B.B. Graham & Co. would purchase certain broker-dealer related assets of the Company or Capital Financial Services, Inc., a wholly subsidiary of the Company, in exchange for cash and/or stock consideration, the amount of such consideration to be based on the gross profit generated by the purchased assets over a four-year period. The terms and conditions of the contemplated transaction are still being negotiated and are to be set forth in any future definitive agreement entered into by the parties.

While the Reporting Persons do not have present plans to purchase any shares of the Common Stock, the Reporting Persons or either of them may determine to purchase additional shares of the Common Stock depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Similarly, while the Reporting Persons do not have present plans to sell any shares of the Common Stock, the Reporting Persons or either of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the shares of the Common Stock.

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2012	/s/ Bruce Graham
Bruce Edwin Graham, an individual

Dated: January 6, 2012	/s/ William Graham
William L. Graham, an individual